UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 20)*

Kimball International, Inc.

(Name of Issuer)

Class A Common $.05 Par Value

(Title of Class of Securities)

494274 20 2

(CUSIP Number)

12-31-02

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 494274 20 2

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Arnold F. Habig Trusts ..........................................................................................................................

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	............................................................................................................................................................
	(b)	............................................................................................................................................................

3.	SEC Use Only............................................................................................................................................

4.	Citizenship or Place of Organization USA...................................................................................................

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 671,031..........................................................................................................

		6.	Shared Voting Power 0................................................................................................................

		7.	Sole Dispositive Power 671,031....................................................................................................

		8.	Shared Dispositive Power 0..........................................................................................................

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 671,031................................................

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ............................

11.	Percent of Class Represented by Amount in Row (11) 4.9%........................................................................

12.	Type of Reporting Person (See Instructions) 00...........................................................................................

Page 2a of 6

CUSIP No. 494274 20 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas L. Habig Trust (replaces information concerning Thomas L. Habig who died on 5-13-02.)............

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	............................................................................................................................................................
	(b)	............................................................................................................................................................

3.	SEC Use Only............................................................................................................................................

4.	Citizenship or Place of Organization USA...................................................................................................

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 1,943............................................................................................................

		6.	Shared Voting Power 0...............................................................................................................

		7.	Sole Dispositive Power 1,943.......................................................................................................

		8.	Shared Dispositive Power 0.........................................................................................................

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,943...................................................

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ............................

11.	Percent of Class Represented by Amount in Row (11) 0.0%.....................................................................

12.	Type of Reporting Person (See Instructions) 00..........................................................................................

Page 2b of 6

CUSIP No. 494274 20 2

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
John B. Habig....................................................................................................................................

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	............................................................................................................................................................
	(b)	............................................................................................................................................................

3.	SEC Use Only............................................................................................................................................

4.	Citizenship or Place of Organization USA...................................................................................................

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 490,053.........................................................................................................

		6.	Shared Voting Power 1,969,196..................................................................................................

		7.	Sole Dispositive Power 490,053...................................................................................................

		8.	Shared Dispositive Power 1,969,196............................................................................................

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,459,249............................................

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X......................

11.	Percent of Class Represented by Amount in Row (11) 17.8%....................................................................

12.	Type of Reporting Person (See Instructions) IN..........................................................................................

Page 2c of 6

CUSIP No. 494274 20 2

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Douglas A. Habig .................................................................................................................................

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	............................................................................................................................................................
	(b)	............................................................................................................................................................

3.	SEC Use Only............................................................................................................................................

4.	Citizenship or Place of Organization USA...................................................................................................

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 610,596..........................................................................................................

		6.	Shared Voting Power 1,916,323...................................................................................................

		7.	Sole Dispositive Power 610,596...................................................................................................

		8.	Shared Dispositive Power 1,916,323.............................................................................................

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,526,919............................................

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X........................

11.	Percent of Class Represented by Amount in Row (11) 18.3%.....................................................................

12.	Type of Reporting Person (See Instructions) IN..........................................................................................

Page 2d of 6

SCHEDULE 13G

CUSIP NO. 494274 20 2

Item 1(a). Name of Issuer

Kimball International, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

1600 Royal Street
Jasper, IN 47549

Item 2(a). Names of Persons Filing this Statement:

Arnold F. Habig Trusts
Thomas L. Habig Trust
John B. Habig
Douglas A. Habig

Item 2(b). Address or Principal Business Office or, if none, Residence:

1600 Royal Street
Jasper, IN 47549

Items 2(c). Citizenship:

Each of the persons filing this statement is a citizen of the United States.

Item 2(d). Title of Class of Securities:

Class A Common Stock, $.05 Par Value

Item 2(e). CUSIP Number:

494274 20 2

Item 3. Not applicable

SCHEDULE 13G

CUSIP NO. 494274 20 2

Item 4. Ownership (See Notes A, B, C, D and E)

	(A) (B) & (C) Amount Beneficially Owned	(A) (B) & (C) Percent of Class	(i) (A) (B) Sole Power to Vote or Direct the Vote	(ii) (A) (B) & (C) Shared Power to Vote or Direct the Vote	(iii) (A) (B) Sole Power to Dispose or Direct the Disposition of	(iv) (A) (B) & (C) Shared Power to Dispose or Direct the Disposition of

Arnold F. Habig Trusts	671,031	4.9%	671,031	0	671,031	0
Thomas L. Habig Trust	1,943	0.0%	1,943	0	1,943	0
John B. Habig	2,459,249	17.8%	490,053	1,969,196	490,053	1,969,196
Douglas A. Habig	2,526,919	18.3%	610,596	1,916,323	610,596	1,916,323

Note A. Does not includes shares which may be deemed to be beneficially owned by the reporting persons' wife and, if applicable, minor children, as follows:  134,693 shares as to John B. Habig; and 405,707 shares as to Douglas A. Habig.

Note B. Shares of Class A Common Stock of Kimball International, Inc. which pursuant to charter provisions is convertible into Class B Common Stock on a share-for-share basis at any time.

Note C. Includes shares held in various trusts for which the reporting person, if applicable, serves as a co-trustee and shares held by a charitable foundations for which the reporting person, if applicable, serves as a director.

Note D. The persons filing this statement disclaim that they or any two of them constitute a group within the meaning of Rule 13d-5(b)(1).

Note E. Each of the reporting persons disclaims beneficial ownership of any shares listed above of which we would not, but for Rule 13d-3 under the Securities Exchange Act of 1934, be deemed to be the beneficial owner.

Item 5. Ownership of Five Percent or Less of a Class

This amendment is being filed to report the fact that both the Arnold F. Habig Trusts and the Thomas L. Habig Trust has ceased to be the beneficial owners of more than five percent of the Class A Common Stock.

Item 6. Not applicable.

Item 7. Not applicable.

Item 8. Not applicable.

Item 9. Not applicable.

Item 10. Not applicable.

SCHEDULE 13G

CUSIP NO. 494274 20 2

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Martin Kaiser

MARTIN KAISER, VICE PRESIDENT & TRUST OFFICER SPRINGS VALLEY BANK & TRUST CO., TRUSTEE ARNOLD F. HABIG TRUSTS

February 7, 2003

Exhibits

Attached hereto as Exhibit A are agreements from each of the persons filing this statement, other than the above signature, that this statement is filed on behalf of each of them.

Attention: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SCHEDULE 13G

CUSIP NO. 494274 20 2

Exhibit A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. The undersigned hereby agree that Schedule 13G, to which this instrument is an exhibit, if filed on behalf of each of the undersigned.

By:	/s/ Martin Kaiser

MARTIN KAISER, VICE PRESIDENT & TRUST OFFICER SPRINGS VALLEY BANK & TRUST CO., TRUSTEE THOMAS L. HABIG TRUST

February 7, 2003

By:	/s/ John B. Habig

JOHN B. HABIG

February 7, 2003

By:	/s/ Douglas A. Habig

DOUGLAS A. HABIG

February 7, 2003